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                      SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549

                               __________________

                                 SCHEDULE 14D-9

                               (AMENDMENT NO. 1)

               Solicitation/Recommendation Statement Pursuant to
            SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                         QUICKTURN DESIGN SYSTEMS, INC.
                           (Name of Subject Company)

                          CADENCE DESIGN SYSTEMS, INC.
                      (Name of Person(s) Filing Statement)

                    COMMON STOCK, PAR VALUE $.001 PER SHARE
           (including the associated preferred stock purchase rights)
                         (Title of Class of Securities)

                                   74838E102
                     (CUSIP Number of Class of Securities)

                              R.L. SMITH MCKEITHEN
              SENIOR VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                          CADENCE DESIGN SYSTEMS, INC.
                               2655 SEELY AVENUE
                                   BUILDING 5
                           SAN JOSE, CALIFORNIA 95134
                                 (408) 943-1234
            (Name, address and telephone number of person authorized
 to receive notice and communications on behalf of person(s) filing statement)

                                    COPY TO:

                             KENNETH R. LAMB, ESQ.
                            GREGORY J. CONKLIN, ESQ.
                          GIBSON, DUNN & CRUTCHER LLP
                             ONE MONTGOMERY STREET
                                 TELESIS TOWER
                        SAN FRANCISCO, CALIFORNIA 94104
                                 (415) 393-8200
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INTRODUCTION

The Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") originally filed on January 7, 1999, by Cadence Design Systems, Inc., a Delaware corporation ("Cadence"), relates to an offer by Mentor Graphics Corporation, an Oregon corporation ("Mentor") and MGZ Corp., a Delaware corporation and a wholly-owned subsidiary of Mentor, to purchase the outstanding shares of the common stock, par value $.001 per share (including the associated preferred stock purchase rights) of Quickturn Design Systems, Inc., a Delaware corporation ("Quickturn"). All capitalized terms used herein without definition have the respective meanings set forth in the Schedule 14D-9.

ITEM 2. TENDER OFFER OF THE BIDDER

Item 2(b) is hereby amended by adding the following paragraph at the end of Item 2(b):

  On January 8, 1999, Mentor announced that it had withdrawn its call for a special meeting of Quickturn stockholders and terminated the Mentor Offer, its proxy solicitation and its proposal to acquire Quickturn.

  In addition, on January 11, 1999, Cadence and Quickturn issued the attached joint press release.

ITEM 9. MATERIALS TO BE FILED AS EXHIBITS

Exhibit 11  Joint Press Release of Cadence and Quickturn, dated January 11,
1999.
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                                   SIGNATURE


After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 12, 1999
                              CADENCE DESIGN SYSTEMS, INC.

                              By:  /s/ R.L. Smith McKeithen
                              ------------------------------------------
                                R.L. Smith McKeithen
                                Senior Vice President, General Counsel and
                                Secretary